UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION

OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1934

OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER

SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 033-51752

ALLIED GOLD MINING LIMITED

(Exact name of registrant as specified in its charter)

Level 10, 432 St Kilda Road

Melbourne, Victoria 3004 Australia

+61 3 8660 1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor companies)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History

A.	Allied Gold Mining Limited, or Allied Gold, incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on September 20, 2004, upon the completion of its acquisition of Nord Pacific Limited, or Nord Pacific, pursuant to a Plan of Arrangement approved by the Court of Queen’s Bench for New Brunswick.

Nord Pacific (Commission file number 000-19182) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act when the registration statement on Form S-4 (Registration No. 33-25683) filed with the Securities and Exchange Commission, or the Commission, on January 24, 1990 became effective.

B.	Allied Gold has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form, and has filed at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity

Allied Gold’s securities have never been sold in the United States in a registered offering under the Securities Act of 1933.

Item 3.	Foreign Listing and Primary Trading Market

Allied Gold’s securities were listed on the Toronto Stock Exchange on June 28, 2011, or TSX, on the Australian Securities Exchange, or ASX, on July 1, 2011 and on the London Stock Exchange, or LSE, on June 28, 2011.

Allied Gold’s securities were subsequently delisted from the TSX on September 7, 2012, the ASX on October 9, 2012 and the LSE on September 10, 2012, upon its acquisition by St Barbara Limited, or St Barbara, a company organized under the laws of the Commonwealth of Australia. 100% of Allied Gold’s ordinary shares are currently held by St Barbara and are not publicly traded. St Barbara’s shares were listed on the ASX on May 15, 1969. St Barbara has maintained a listing of its ordinary shares on the ASX since that date, which is more than 12 months preceding the filing of this Form.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

As of the date hereof, Allied Gold’s common shares are not held of record by any person resident in the United States. 100% of Allied Gold’s common shares are currently held by St Barbara.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	As required by Rule 12h-6(h), Allied Gold, through St Barbara, published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act on April 26, 2013.

B.	The notice was released by St Barbara on the ASX and disseminated via the PR Newswire service, which confirmed that the notice would be distributed through their news wires in the United States. In addition, the notice is attached as an exhibit to this Form 15F and was posted on Allied Gold’s internet website (http://www.stbarbara.com.au).

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Allied Gold will publish the information required by Rule 12g3-2(b)(1)(iii) on its internet website at http://www.stbarbara.com.au.

PART III

Item 10.	Exhibits

Attached as an exhibit to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing Allied Gold’s intent to terminate its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act or both.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	the average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	it otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Allied Gold Mining Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Allied Gold Mining Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

ALLIED GOLD MINING LIMITED

By:	/s/ Garth Campbell-Cowan
Name:	Garth Campbell-Cowan
Title:	Chief Financial Officer
Dated:	April 26, 2013